Exhibit 99.5

[Unofficial Translation]

August 1, 2019

The Board of Directors of Can-Fite Biopharma Ltd.
Can-Fite Biopharma Ltd.
10 Bareket Street
Petach Tikvah

By Fax No.: 03-9249378
And by email addresses:	info@canfite.co.il pnina@canfite.co.il motti@canfite.co.il

Dear Sir/Madam,

Re: Request to convene a general meeting of Can-Fite Biopharma Ltd.

1.
As you know, we hold 12,844,020 ordinary shares of Can-Fite (hereinafter: the “Company") constituting approximately 12.88% of the issued, outstanding share capital of the Company and of its voting rights.

A certificate of title proving our title to the above shares is attached as Appendix 1 to this letter.

2.
We therefore meet the required conditions to convene a special general meeting of the Company's shareholders, both in accordance with the provisions of Section 63(B)(2) of the Companies Law, 5759-1999 (the “Companies Law") and according to your attorney, Adv. Yitzhak Aviram, at the hearing held at Tel Aviv-Yafo District Court on 30.6.2019 (OM 29872-06-19).

3.
Accordingly, pursuant to the provisions of the Company's articles of association and the Companies Law, you are required to convene, immediately and no later than 21 days of the date hereof, a special general meeting of the Company's shareholders (hereinafter: the “Special Meeting"), the agenda of which shall include the following items:

A.	The amendment of Article 19 of the Company's articles of association, in the form attached as Appendix 2 to this letter.

B.
Subject to the amendment of Article 19 of the Company's articles of association, as stated in sub-section A above, the approval of termination of office of all the current board members of the Company (excluding the external directors), as follows: Dr. Ilan Cohn, Dr. Pnina Fishman, Mr. Guy Regev, and Mr. Avraham Sartani.

C.
Subject to the amendment of Article 19 of the Company's articles of association, as stated in sub-section A above, the appointment of directors instead of the directors mentioned in sub-section B above, as follows: Dr. Shuki Gleitman, Mr. Yossi Tamar, and Mr. Shay Itzhak Lior; as well as independent directors: Mr. Gil Musbi and Mr. Yaron Dor.

D.	The removal of the board of directors' powers to appoint and dismiss the CEO of the Company.

E.
Subject to adopting the resolution as stated in sub-section D above, the dismissal of Dr. Pnina Fishman from her office as CEO of the Company and the appointment of Mr. Jason Laufer as CEO of the Company.

F.
The engagement of the Company with UHY Shtainmetz Aminoach & Co. for the purpose of conducting an investigatory auditing of the Company's activities in the past seven years, and setting its fees according to the proposal attached as Appendix 3 to this letter.

4.
Statements of qualifications of candidates to serve on the board of directors as specified in Section 3(C) above, including full personal details as required under the Companies Regulations (Notice and Advertisement regarding a General Meeting and a Class Meeting in a Public Company and the Addition of an Item to the Agenda), 5760-2000, CVs of the candidates, and office holders' signed questionnaires are attached as Appendix 4 to this letter.

The CV of the candidate to serve as CEO, as stated in Section 3(E), is attached as Appendix 5 to this letter.

5.
If and insofar that the Company's board of directors and/or any other entity requests to include other items on the agenda of the Special Meeting, this is required to be done by way of adding separate proposed resolutions for or against which a vote may be taken, and they should not be associated with the proposed resolutions included in this letter.

6.
Insomuch as you fail to act in accordance with this letter and pursuant to the law to publish an invitation to the Special Meeting within 21 days of the date hereof, we reserve all of our rights and claims, including the option to act under Section 64 and/or Section 65 of the Companies Law, by way of convening a general meeting by the shareholders themselves and/or approaching the court, and all the expenses involved with these proceedings will be borne by you.

7.
Nothing said in this letter shall derogate from any right and/or contention and/or relief available to us, including as stated in the judgment of Tel Aviv-Yafo District Court of 30.6.2019 (OM 29872-06-19) and in the decisions of the Supreme Courts in the appeal filed regarding said judgment (CA 4674/19).

Yours sincerely, Capital Point Ltd.

[Appendices 1, 4 and 5 are omitted below]

Appendix 2

Proposed wording to amend Section 19 of the Articles of Association of the Company

19.	Board of Directors

19.1.
The number of Board members for the Company shall be no more than thirteen (13) (hereinafter “Normal Directors”), plus the number of external Directors which appointment is legally required (hereinafter “External Directors”).

19.2.

(a)
The Company Directors will be elected by resolution of Annual General Assembly, with the normal Directors appointed every Annual General Assembly, and External Directors appointed as legally required. Election of Board members as above will be done by shareholders present at the meeting, personally or by attorney, or, subject to the provisions of Companies Law, by proxy, by simple majority of shareholder votes.

(b)
A Director’s tenure will commence on the date of his appointment by the assembly as above. A Director appointed as above by general assembly shall serve until the end of the next annual assembly after the annual assembly when he was appointed.

(c)
Notwithstanding the above, a general assembly may dismiss any Director at any time, by simple majority resolution, with the exception of an outside Director, prior to termination of his tenure, so long as the Director is given reasonable opportunity to voice his position before the general assembly. Additionally, any general assembly may appoint another person as Director by simple majority resolution in place of the dismissed Director. A Director appointed as above shall serve in such position only for the tenure of the Director in place of which he was appointed.

(d)
A general assembly may be summoned by the Board of Directors or requested by shareholders as stipulated in the Companies Law. The Agenda of a general assembly summoned at the request of shareholders may include any item allowed by law including the appointment and dismissal of Directors.

19.3.

(a)
At any time, a Director may appoint a person to serve as his substitute Director, subject to the provisions of Companies Law (hereinafter “Alternative Director”). Any person disqualified to be appointed as Director, or serving as Director or alternative Director shall not be appointed as alternative Director. So long as the alternative Director’s appointment is effective, he shall be entitled to be invited to all board meetings (without revoking the Director’s right to be invited) and attend and vote at any board meeting from which appointing Director is absent.

(b)	Alternative Director shall have, subject to the provisions of his Letter of Appointment, all rights held by the Director he substitutes, and he shall be treated as Director.

19.4.

(a)
Director appointing Alternative Director shall be permitted to cancel appointment at any time. Alternative Director’s tenure shall be terminated if the Director appointing him notifies the company in writing of his resignation or if his tenure as Director was otherwise terminated.

(b)	Any appointment of an Alternative Director and cancellation of his appointment shall be done by notifying the company in writing.

19.5.
A Director ceasing to serve in such position can be reappointed, but in the event of termination of his tenure due to being convicted of an offense as specified in Article 19.6 (c) below, he can be reappointed only if five (5) years have passed since the date of his conviction as covered in Section 226 of Companies Law.

19.6.	A Director’s position shall automatically become vacant under any one of the following conditions:

(a)	If he resigns from his position as covered in Section 229 of Companies Law.

(b)	If he is convicted of an offense as covered in Section 232 of Companies Law.

(c)	If the court decides to direct his tenure to be terminated as covered in Section 233 of Companies Law.

(d)	If he declares bankruptcy, and if a corporation, if it has decided on voluntary liquidation or liquidation order is issued on it.

(e)	In event of his decease.

(f)	If he becomes incompetent.

19.7.
If no other Director is appointed in place of the Director whose tenure was terminated at the annual general assembly, then the Director whose tenure was ended shall be appointed to an additional tenure, or if notwithstanding the above no Director is appointed or a Director’s office becomes vacant, then the remaining Directors shall be permitted to take any action, so long as their number is minimally three. Additionally, the remaining Directors shall be permitted to appoint a Director in place of the Director whose tenure was terminated, who will serve in his office until the next annual general assembly.

19.8.
Directors shall not be paid wages with company funds, unless the company resolves as covered in Sections 270 (3) and 273 of Companies Law. A Director shall be entitled to have his reasonable transportation expenses reimbursed, as well as other expenses connected to his attending board meetings and fulfilling his duties as board member. Reward and expenses for outside Directors shall be paid according to Company Regulations (Rules for Reward and Expenses for Outside Director), 2000, or any other regulations replacing these in the future.

Appendix 3

Proposal for Investigative Audit to be Performed by UHY Shtainmetz Aminoach & Co., Accountants

[Unofficial Translation]

01 August 2019

To:

The Shareholders

Can-Fite Biopharm Ltd.

Re:  Proposal to perform an investigative audit

Attached is our proposal to perform an investigative audit of Can-Fite Biopharm Ltd. for the last 7 years.

The Internal Audit Department of our firm provides internal and investigative audit services for a variety of public bodies and companies.  The internal audit services are provided by experienced accountants and employees who have extensive experience combining knowledge of processes, professionalism, a business outlook and accounting and economic experience.

Yours sincerely,

/s/ Guy Polinowsky
Guy Polinowsky, CPA
Head of Internal Auditing
Shtainmetz Aminoach & Co., Accountants

1.	Below are details of the actual stages in the work:

Stages in the work	Percentage of total work
Field work Interviews/ questioning of key workers, review of documentation of work processes, and audit of the relevant information systems, including data analysis to locate anomalies. In addition, as appropriate, the work includes aspects of fraud and embezzlement risks, and work on specific subjects is planned to deal with these aspects. Location of failures in internal control of central processes, identification and mapping of exposure to fraud and embezzlement.	60%
Writing an audit report	20%
Submitting a draft report for comments and updating the draft accordingly	10%
Presenting the final audit report	10%

2.	Budget

The proposed price is USD 50 per hour, plus VAT and travel costs.

Minimum number of hours required to perform the work is about 500 hours.

3.	References for work

Referee’s name	Position	Telephone
[* * *]	[* * *]	[* * *]
[* * *]	[* * *]	[* * *]
[* * *]	[* * *]	[* * *]
[* * *]	[* * *]	[* * *]
[* * *]	[* * *]	[* * *]

4.	Availability for the work: immediate.